Nexa Resources S.A.

Condensed consolidated interim financial statements (Unaudited)

at and for the three months ended on March 31, 2024

Contents

Condensed consolidated interim financial statements

Condensed consolidated interim income statement	3
Condensed consolidated interim statement of comprehensive income	4
Condensed consolidated interim balance sheet	5
Condensed consolidated interim statement of cash flows	6
Condensed consolidated interim statement of changes in shareholders’ equity	7

Notes to the condensed consolidated interim financial statements

Nexa Resources S.A. Condensed consolidated interim income statement Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

Bookmark

	Note	March 31, 2024	March 31, 2023
Net revenues	4	579,782	667,318
Cost of sales	5	(493,193)	(567,813)
Gross profit		86,589	99,505

Operating expenses
Selling, general and administrative	5	(33,634)	(28,480)
Mineral exploration and project evaluation	5	12,798)	(22,028)
Impairment reversal of long-lived assets	18	17,219	-
Other income and expenses, net	6	(9,008)	(5,471)
		(38,221)	(55,979)
Operating income		48,368	43,526

Results from associates’ equity
Share in the results of associates		5,715	5,423

Net financial results	7
Financial income		5,013	5,617
Financial expenses		(48,958)	(46,415)
Other financial items, net		(22,042)	1,573
		(65,987)	(39,225)

(Loss) income before income tax		(11,904)	9,724

Income tax benefit (expense)	8 (a)	416	(25,134)

Net loss for the period		(11,488)	(15,410)
Attributable to NEXA's shareholders		(23,843)	(19,728)
Attributable to non-controlling interests		12,355	4,318
Net loss for the period		(11,488)	(15,410)
Weighted average number of outstanding shares – in thousands		132,439	132,439
Basic and diluted loss per share – USD		(0.18)	(0.15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim statement of comprehensive income Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

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	Note	March 31, 2024	March 31, 2023
Net loss for the period		(11,488)	(15,410)

Other comprehensive (loss) income, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	10 (c)	(118)	843
Deferred income tax		874	(688)
Translation adjustment of foreign subsidiaries		(29,295)	29,920
		(28,539)	30,075

Other comprehensive income, net of income tax - items that cannot be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	15 (b)	(596)	506
Deferred income tax		202	(173)
Changes in fair value of investments in equity instruments		677	268
		283	601
Other comprehensive (loss) income for the period, net of income tax		(28,256)	30,676

Total comprehensive (loss) income for the period		(39,744)	15,266
Attributable to NEXA’s shareholders		(50,606)	9,927
Attributable to non-controlling interests		10,862	5,339
Total comprehensive (loss) income for the period		(39,744)	15,266

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim balance sheet All amounts in thousands of US Dollars, unless otherwise stated

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		Unaudited	Audited
Assets	Note	March 31, 2024	December 31, 2023
Current assets
Cash and cash equivalents		313,294	457,259
Financial investments		10,989	11,058
Other financial instruments	10 (a)	3,696	7,801
Trade accounts receivables		173,686	141,910
Inventory	11	351,284	339,671
Recoverable income tax		19,149	15,193
Other assets		72,729	86,934
		944,827	1,059,826

Assets held for sale	12	33,756	-
		33,756	-

Non-current assets
Investments in equity instruments		6,326	5,649
Other financial instruments	10 (a)	16	92
Deferred income tax	8 (b)	231,217	235,073
Recoverable income tax		6,139	6,237
Other assets		125,965	129,614
Investments in associates		43,294	44,895
Property, plant and equipment	13	2,409,457	2,438,614
Intangible assets	14	892,835	909,279
Right-of-use assets		13,228	11,228
		3,728,477	3,780,681

Total assets		4,707,060	4,840,507

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	15 (a)	131,316	143,196
Lease liabilities		4,623	3,766
Other financial instruments	10 (a)	11,595	19,077
Trade payables		406,634	451,603
Confirming payables		219,750	234,385
Dividends payable		3,644	2,830
Asset retirement, restoration and environmental obligations	16	40,023	33,718
Provisions		8,442	-
Contractual obligations		27,931	37,432
Salaries and payroll charges		48,047	68,165
Tax liabilities		29,919	49,524
Other liabilities		38,109	31,186
		970,033	1,074,882

Liabilities associated with assets held for sale	12	25,784	-
		25,784	-

Non-current liabilities
Loans and financings	15 (a)	1,608,919	1,582,370
Lease liabilities		6,680	5,452
Other financial instruments	10 (a)	24,795	27,045
Asset retirement, restoration and environmental obligations	16	256,105	281,201
Provisions		49,988	56,787
Deferred income tax	8 (b)	180,266	183,698
Contractual obligations		81,563	79,680
Other liabilities		86,950	92,758
		2,295,266	2,308,991

Total liabilities		3,291,083	3,383,873

Shareholders’ equity
Attributable to NEXA’s shareholders		1,151,315	1,201,921
Attributable to non-controlling interests		264,662	254,713
		1,415,977	1,456,634
Total liabilities and shareholders’ equity		4,707,060	4,840,507

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim statement of cash flows Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

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	Note	March 31, 2024	March 31, 2023
Cash flows from operating activities
(Loss) income before income tax		(11,904)	9,724
Depreciation and amortization	5	72,567	71,680
Impairment reversal of long-lived assets	18	(17,219)	-
Share in the results of associates		(5,715)	(5,423)
Interest and foreign exchange effects		43,207	35,654
Loss on sale of property, plant and equipment	6	189	264
Changes in provisions and other assets impairments		1,731	(5,807)
Changes in fair value of loans and financings	15 (b)	3,304	(62)
Changes in debt modification gain	15 (b)	(3,142)	-
Changes in fair value of derivative financial instruments	10 (c)	555	(3,579)
Changes in fair value of energy forward contracts	10 (d)	(4,399)	-
Changes in fair value of offtake agreement	10 (e)	1,813	13,389
Decrease (increase) in assets
Trade accounts receivable		(44,030)	48,382
Inventory		(16,809)	(4,686)
Other financial instruments		(3,094)	(1,833)
Other assets		(3,393)	(15,419)
Increase (decrease) in liabilities
Trade payables		(28,348)	(86,017)
Confirming payables		(13,980)	(13,642)
Other liabilities		(14,949)	(41,465)
Cash (used in) provided by operating activities		(43,616)	1,160

Interest paid on loans and financings	15 (b)	(31,037)	(31,785)
Interest paid on lease liabilities		(595)	(15)
Income tax paid		(14,331)	(25,029)
Net cash used in operating activities		(89,579)	(55,669)

Cash flows from investing activities
Additions of property, plant and equipment	13 (a)	(74,408)	(56,514)
Additions of intangible assets	14 (a)	(879)	-
Net sales of financial investments		1,513	9,442
Proceeds from the sale of property, plant and equipment		71	-
Net cash used in investing activities		(73,703)	(47,072)

Cash flows from financing activities
New loans and financings	15 (b)	30,244	-
Payments of loans and financings	15 (b)	(7,042)	(5,601)
Payments of lease liabilities		(1,202)	(942)
Dividends paid		(94)	-
Payments of share premium		-	(25,000)
Net cash provided by (used in) financing activities		21,906	(31,543)

Foreign exchange effects on cash and cash equivalents		(2,589)	2,740

Decrease in cash and cash equivalents		(143,965)	(131,544)
Cash and cash equivalents at the beginning of the period		457,259	497,826
Cash and cash equivalents at the end of the period		313,294	366,282
Non-cash investing and financing transactions
Additions to right-of-use assets		(3,684)	-
Write-offs of property, plant and equipment		260	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholder’s equity

Unaudited

At and for the three months ended on March 31

All amounts in thousands of US Dollars, unless otherwise stated

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	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
January 1, 2023	132,438	1,037,629	1,245,418	(741,081)	(232,159)	1,442,245	268,009	1,710,254
Net (loss) income for the period	-	-	-	(19,728)	-	(19,728)	4,318	(15,410)
Other comprehensive income for the period	-	-	-	-	29,655	29,655	1,021	30,676
Total comprehensive income for the period	-	-	-	(19,728)	29,655	9,927	5,339	15,266
Share premium distribution to NEXA's shareholders - USD 0.19 per share	-	(25,000)	-	-	-	(25,000)	-	(25,000)
Total distributions to shareholders	-	(25,000)	-	-	-	(25,000)	-	(25,000)
March 31, 2023	132,438	1,012,629	1,245,418	(760,809)	(202,504)	1,427,172	273,348	1,700,520

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
January 1, 2024	132,438	1,012,629	1,245,418	(1,030,435)	(158,129)	1,201,921	254,713	1,456,634
Net (loss) income for the period	-	-	-	(23,843)	-	(23,843)	12,355	(11,488)
Other comprehensive loss for the period	-	-	-	-	(26,763)	(26,763)	(1,493)	(28,256)
Total comprehensive income (loss) for the period	-	-	-	(23,843)	(26,763)	(50,606)	10,862	(39,744)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(913)	(913)
Total distributions to shareholders	-	-	-	-	-	-	(913)	(913)
March 31, 2024	132,438	1,012,629	1,245,418	(1,054,278)	(184,892)	1,151,315	264,662	1,415,977

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA” or “Parent Company”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) have operations that include large-scale, mechanized underground and open pit mines and smelters. The Company owns and operates three polymetallic mines in Peru, and two polymetallic mines in Brazil and is currently progressing with the ramp-up of its third polymetallic mine in Aripuanã, Brazil. The Company also owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

Main events for the three-months ended on March 31, 2024

(a)	New debts – Loan with a Swap - Nexa BR

In March 2024, Nexa Recursos Minerais (Nexa BR) entered into a Note agreement in the total principal amount of EUR 27,917 (approximately USD 30,244) at an annual gross interest rate of 5.6% p.a., maturing in June 2024. Additionally, a global derivative contract was established to swap the currency fluctuation of the euro to hedge this loan operation, with a notional value of EUR 27,917, maturing on June 3, 2024 and a coverage percentage of 100% at a cost of CDI (Interbank Certificate of Deposit) + 0.90%. Both contracts are classified as fair value through profit or loss.

(b)	Assets held for sale

On March 19, 2024, Nexa BR announced the suspension of its mining operations at the Morro Agudo Complex in the state of Minas Gerais in Brazil which will be effective from May 1, 2024. Subsequently, on April 5, 2024, Nexa BR signed a sale and purchase agreement to sell the Morro Agudo and Ambrosia mines (Morro Agudo CGU, classified within the mining segment operation). Additionally, the Company started a structured process to sell its non-operational Peruvian subsidiary, Minera Pampa Cobre S.A.C (owner of the asset Chapi mine). For further impact and details, refer to notes 6 and 12.

2	Information by business segment

Segment performance is assessed based on Adjusted EBITDA, since net financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments.

The Company defines Adjusted EBITDA as follows: net income (loss) for the year/period, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) non-cash events and non-cash gains or losses that do not specifically reflect its operational performance for the specific period, such as: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and dams obligations; and (iii) pre-operating and ramp-up expenses incurred during the com/missioning and ramp-up

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

 phases of greenfield projects. In addition, management may adjust the effect of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect Nexa’s operational performance for the year/period.

The adjusted EBITDA is derived from internal information prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”) and based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”, as shown in the tables below. These adjustments include reclassifications of certain overhead costs and revenues from “Other income and expenses, net” to “Net Revenues, Cost of sales and/or Selling”, “general and administrative expenses”.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the operating segments to the extent they are included in the measures of performance used by the Chief operating decision maker (CODM).

The presentation of segments results and reconciliation to income before income tax in the consolidated income statement is as follows:

					March 31, 2024
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	293,934	418,356	(137,425)	4,917	579,782
Cost of sales	(252,354)	(372,855)	137,425	(5,409)	(493,193)
Gross profit	41,580	45,501	-	(492)	86,589

Selling, General and administrative	(17,230)	(15,341)	-	(1,063)	(33,634)
Mineral exploration and project evaluation	(11,787)	(1,011)	-	-	(12,798)
Impairment loss of long-lived assets	17,219	-	-	-	17,219
Other income and expenses, net	(12,604)	2,731	-	865	(9,008)
Operating (loss) income	17,178	31,880	-	(690)	48,368

Depreciation and amortization	53,245	18,869	-	453	72,567
Miscellaneous adjustments	3,251	(1,588)	-	-	1,663
Adjusted EBITDA	73,674	49,161	-	(237)	122,598
Changes in fair value of offtake agreement - note 10 (e)					(1,813)
Impairment loss of long-lived assets – note 18					17,219
Impairment of other assets					(307)
Aripuanã ramp-up impacts (ii)					(13,819)
Loss on sale of property, plant and equipment					(189)
Remeasurement in estimates of asset retirement obligations					(2,625)
Energy forward contracts (iii)					4,399
Other restoration obligations (iv)					(1,354)
Divestment and restructuring (v)					(3,174)
Miscellaneous adjustments					(1,663)
Depreciation and amortization					(72,567)
Share in Result of associate					5,715
Net financial results					(65,987)
Income before income tax					(11,904)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

				March 31, 2023
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	267,719	543,341	(138,121)	(5,621)	667,318
Cost of sales	(243,462)	(468,540)	138,121	6,068	(567,813)
Gross profit	24,257	74,801	-	447	99,505

Selling, general and administrative	(14,760)	(15,134)	-	1,414	(28,480)
Mineral exploration and project evaluation	(19,856)	(2,172)	-	-	(22,028)
Other income and expenses, net	(18,503)	12,890	-	142	(5,471)
Operating income (loss)	(28,862)	70,385	-	2,003	43,526

Depreciation and amortization	52,662	18,692	-	326	71,680
Miscellaneous adjustments	17,709	85	-	-	17,794
Adjusted EBITDA	41,509	89,162	-	2,329	133,000
Change in fair value of offtake agreement (i)					(13,389)
Aripuanã ramp-up impacts (ii)					(5,656)
Loss on sale of long-lived assets					(264)
Remeasurement in estimates of asset retirement obligations					1,515
Miscellaneous adjustments					(17,794)
Depreciation and amortization					(71,680)
Share in Result of associates					5,423
Net financial results					(39,225)
Income before income tax					9,724

(i) This amount represents the change in the fair value of the offtake agreement described in note 10, which is being measured at Fair value through profit or loss (“FVTPL”). This change in the fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

(ii) Excludes the impact of commissioning, pre-operating, and ramp-up expenses of greenfield projects. For the three months ended on March 31, 2024, corresponds to the effects of idle capacity costs of the Aripuanã of USD 14,160 and excludes the net reversal of the net realizable value provision of Aripuanã’s inventory of USD 341 (excluding the depreciation portion).

(iii) The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of NEXA’s subsidiary, Pollarix, as disclosed in note 10(d). This adjustment to EBITDA excludes the remeasurement effects of energy contracts without cash impact for the specific period.

(iv) Remeasurement of provision related to estimated costs of anticipated additional obligations in relation to certain inactive industrial waste containment structures in Brazil that have been closed for more than 20 years and that do not contain mining tailings, water or liquid waste as disclosed in note 16 (a). As such, they have not contributed to Nexa’s operational performance.

(v) Refers to effects of obligations of restructuring and divestment related to assets held for sale as mentioned in notes 1 (b) and 6 which are excluded from EBITDA considering that these amounts do not specifically reflect Nexa’s operational performance and business purpose.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three months ended on March 31, 2024 have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the IFRS Accounting Standards and Interpretations, as issued by the International Accounting Standards Board (“IASB”).

The Company made a voluntary election to present, as supplementary information, the condensed consolidated interim statement of cash flows for the three-month periods ended on March 31, 2024 and 2023. The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three-month period ended on March 31, 2024, and 2023 in accordance with SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification.

These condensed consolidated interim financial statements do not include all disclosures required by the IFRS Accounting Standards for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2023 prepared in accordance with the IFRS Accounting Standards as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2023. The Company has not early adopted any new standard, interpretation or amendment that has been issued but is not yet effective.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses for the period end. Such estimates and assumptions mainly affect the carrying amounts of the Company’s goodwill, contractual obligations, non-current assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact the Company’s condensed consolidated interim financial statements.

The critical judgments, estimates and assumptions in the application of accounting principles during the three months ended on March 31, 2024, are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2023.

These condensed consolidated interim financial statements for the three months ended on March 31, 2024 were approved on April 30, 2024 to be issued in accordance with a resolution of the Board of Directors.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

4	Net revenues

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	March 31, 2024	March 31, 2023
Gross billing	634,477	733,179
Billing from products (i)	609,219	702,002
Billing from freight, contracting insurance services and others	25,258	31,177
Taxes on sales	(54,067)	(65,465)
Return of products sales	(628)	(396)
Net revenues	579,782	667,318

(i) Gross billing decreased in the three-month ended on March 31, 2024, compared to the same period in 2023 mainly due to lower zinc metal prices and lower volume sold. The decrease in volume was impacted by lower production in the Company´s smelting segment partially offset by higher production in the mines.

5	Expenses by nature
				March 31, 2024
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(259,791)	-	-	(259,791)
Third-party services	(105,649)	(11,171)	(7,994)	(124,814)
Depreciation and amortization	(71,956)	(589)	(22)	(72,567)
Employee benefit expenses	(52,559)	(17,282)	(2,801)	(72,642)
Other expenses	(3,238)	(4,592)	(1,981)	(9,811)
	(493,193)	(33,634)	(12,798)	(539,625)
				March 31, 2023
	Cost of sales (i)	Selling, general and administrative (iii)	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(331,785)	-	-	(331,785)
Third-party services	(112,823)	(9,634)	(16,299)	(138,756)
Depreciation and amortization	(70,970)	(704)	(6)	(71,680)
Employee benefit expenses	(49,891)	(14,467)	(3,240)	(67,598)
Other expenses	(2,344)	(3,675)	(2,483)	(8,502)
	(567,813)	(28,480)	(22,028)	(618,321)

(i) During the first quarter of 2024, the Company recognized USD 1,599 in Cost of sales related to idle capacity cost in El Porvenir due to the suspension of the mine for some days (USD 6,191 as of March 31, 2023) and USD 19,295 including depreciation of USD 5,135 (USD 18,226 including depreciation of USD 5,714 as of March 31, 2023) related to the idleness of the Aripuanã mine and plant capacity incurred during the ramp-up phase.

(ii) Raw materials and consumables used decreased in the three-month period ended on March 31, 2024, because of lower volumes sold and a decrease in the price of zinc concentrates acquired from third parties and used in the Company’s smelting segment.

(iii) Nexa revised the comparative period as of March 31, 2023, which involves a reclassification of USD 9,365 from other expenses to third-party services. This adjustment addresses a misclassification identified within these accounts. Such adjustment does not affect the total amount of selling, general, and administrative expenses.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

6	Other income and expenses net
	March 31, 2024	March 31, 2023
ICMS tax incentives (i)	-	9,035
Changes in fair value of offtake agreement - note 10 (e)	(1,813)	(13,389)
Changes in fair value of derivative financial instruments – note 10 (c)	(13)	(270)
Loss on sale of property, plant and equipment	(189)	(264)
Changes in asset retirement, restoration and environmental obligations – note 16 (ii)	(4,591)	(163)
Reversal of slow moving and obsolete inventory	3,421	2,503
Provision for legal claims	(3,746)	(4,758)
Contribution to communities	(1,554)	(364)
Changes in fair value of energy forward contracts – note 10 (d)	4,399	-
Divestment and restructuring – Note 1 (b) (ii)	(3,174)	-
Others	(1,748)	2,199
	(9,008)	(5,471)

(i) In December 2021, the Company adhered to a Brazilian Law that states that government grants of the “Imposto sobre circulação de mercadorias e serviços” (“ICMS”) tax incentives are considered investment subsidies and should be excluded from taxable income for the purpose of calculating the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income tax (“CSLL”).

On December 29, 2023, a new law No. 14,789/2023 was published, revoking the treatment for purposes of IRPJ and CSLL of subsidies for investments by creating a new tax credit mechanism. The new rule also provides a limited concept of subsidy of investments only covering VAT benefits aimed to implement or expand an economic enterprise.

This new regulation came into effect in 2024, and the Company assessed that, for now, it should not continue to exclude the ICMS tax incentives from the IRPJ/CSLL basis.

(ii) Refer to estimated obligations related to restructuring expenses. The plan was disclosed to its employees and other stakeholders, regarding the sales agreement and assets held for sale mentioned in notes 1 (b) and 12. This amount was accounted for as “Other Current Liabilities”.

7	Net financial results

bookmark

	March 31, 2024	March 31, 2023
Financial income
Interest income on financial investments and cash equivalents	1,789	3,030
Interest on tax credits	95	80
Other financial income	3,129	2,507
	5,013	5,617

Financial expenses
Interest on loans and financings - note 15 (b)	(29,020)	(29,412)
Interest accrual on asset retirement and environmental obligations – note 16	(6,718)	(6,254)
Interest on other liabilities	(4,220)	(2,443)
Interest on contractual obligations	(977)	(1,104)
Interest on lease liabilities	(175)	(115)
Interest on factoring operations and confirming payables	(3,716)	(3,581)
Other financial expenses	(4,132)	(3,506)
	(48,958)	(46,415)

Other financial items, net
Changes in fair value of loans and financings – note 15 (b)	(3,304)	62
Debt modification gain - note 15 (b)	3,142	-
Changes in fair value of derivative financial instruments – note 10 (c)	22	174
Foreign exchange (losses) gains (i)	(21,902)	1,337
	(22,042)	1,573

Net financial results	(65,987)	(39,225)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

13 of 25

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(i) The amounts for the three months ended on 2024, are mainly due to exchange variation on the outstanding USD accounts receivable and accounts payables of Nexa BR with Nexa and exchange variation related to the intercompany loan of Nexa BR with its related parties which is not eliminated in the consolidation process. The transactions were impacted by the volatility of the Brazilian Real (“BRL”), which depreciated against the USD during 2024 (appreciated during 2023).

8	Current and deferred income tax
(a)	Reconciliation of income tax expense

	March 31, 2024	March 31, 2023
(Loss) income before income tax (i)	(11,904)	9,724
Statutory income tax rate	24.94%	24.94%

Income tax benefit (expense) at statutory rate	2,969	(2,425)
ICMS tax incentives permanent difference	-	3,072
Tax effects of translation of non-monetary assets/liabilities to functional Currency	(493)	3,407
Special mining levy and special mining tax	(820)	(1,313)
Difference in tax rate of subsidiaries outside Luxembourg	2,498	(901)
Unrecognized deferred tax on net operating losses	(3,287)	(21,516)
Other permanent tax differences	(451)	(5,458)
Income tax benefit (expense)	416	(25,134)

Current	(11,960)	(21,413)
Deferred	12,376	(3,721)
Income tax benefit (expense)	416	(25,134)

a

(i) During the period ended March 31, 2024, the Company has performed an assessment of the group’s potential exposure to Pillar Two income taxes based on the OECD transitional safe harbor rules. This assessment was performed based on the interim financial information of the constituent entities in the group. As a result of the assessment performed, the jurisdictions where the Company operates qualify for at least one of the transitional safe harbor rules, and management is not currently aware of any circumstances under which this might change. Therefore, the Company has not identified a potential exposure to Pillar Two top-up tax.

(b)	Effects of deferred tax on income statement and other comprehensive income

Bookmark

	March 31, 2024	March 31, 2023
Balance at the beginning of the period	51,375	(32,516)
Effect on (loss) income for the period	12,376	(3,721)
Effect on other comprehensive (loss) income – Fair value adjustment	1,076	(861)
Effect on other comprehensive income – Translation effect included in cumulative translation adjustment	(5,927)	2,900
Classified as assets held for sale – note 12	(2,387)	-
Uncertain income tax treatments	(3,527)	(1,270)
Others	(2,035)	-
Balance at the end of the period	50,951	(35,468)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

14 of 25

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(c)      Summary of uncertain tax positions on income tax

There are discussions and ongoing disputes with tax authorities related to uncertain tax positions adopted by the Company in the calculation of its income tax, and for which management, supported by its legal counsel, has concluded that it is more-likely-than-not that its positions will be sustained upon examination. In such cases, tax provisions are not recognized.

As of March 31, 2024, the main legal proceedings are related to: (i) the interpretation of the application of Cerro Lindo’s stability agreement; and (ii) litigation of transfer pricing adjustments over transactions made with related parties. The estimated amount of these contingent liabilities on March 31, 2024, is USD 501,242 which increased compared to that estimated on December 31, 2023, of USD 478,329, mainly due to a Cajamarquilla’ s new tax assessment of transfer pricing issues and the deductibility of some expenses in the corporate income tax calculation for the year 2017.

Regarding Cerro Lindo’s stability agreement, the Peruvian tax authority (hereinafter SUNAT) issued unfavorable decisions against the Company for the years 2014, 2015, 2016 and 2017, arguing that the stability income tax rate granted by the stability agreement applies only to the income generated from 5,000 tons per day of its production, and not from its entire production capacity expanded over time. The Company has filed appeals against these decisions. SUNAT is currently auditing 2018 and 2019, while the years 2020 and 2021 (when the term of the stability agreement expired) remain open. Although SUNAT maintains its position disregarding the stabilized rate and taxing the Company’s total income at the statutory income tax rate for these years, the Company continues to maintain its position in relation to the applicability of the Cerro Lindo stability agreement. The Company’s Management, supported by the opinion of its external advisors, continues to conclude that there are legal grounds to obtain a favorable outcome in these matters related to the tax stability rate discussion, which means that it is more-likely-than-not that its positions will be sustained upon examination by the legal authorities. However, the Company may have to pay the disputed amounts under discussion in favor to SUNAT to continue the legal process either in the judicial or international arbitration levels. Such payments may be made in several installments provided that a guarantee is placed before the courts and may impact the Company’s results.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

15 of 25

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

9	Financial instruments

(a)      Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

					March 31, 2024
	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		313,294	-	-	313,294
Financial investments		10,989	-	-	10,989
Other financial instruments	10 (a)	-	3,712	-	3,712
Trade accounts receivables		63,088	110,598	-	173,686
Investments in equity instruments		-	-	6,326	6,326
Related parties (i)		3	-	-	3
		387,374	114,310	6,326	508,010
Liabilities per balance sheet
Loans and financings	15 (a)	1,618,554	121,681	-	1,740,235
Lease liabilities		11,303	-	-	11,303
Other financial instruments	10 (a)	-	36,390	-	36,390
Trade payables		406,634	-	-	406,634
Confirming payables		219,750	-	-	219,750
Use of public assets (ii)		21,444	-	-	21,444
Related parties (ii)		3,210	-	-	3,210
		2,280,895	158,071	-	2,438,966
					December 31, 2023
	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		457,259	-	-	457,259
Financial investments		11,058	-	-	11,058
Derivative financial instruments	10 (a)	-	7,893	-	7,893
Trade accounts receivable		53,328	88,582	-	141,910
Investments in equity instruments		-	-	5,649	5,649
Related parties (i)		3	-	-	3
		521,648	96,475	5,649	623,772
Liabilities per balance sheet
Loans and financings	15 (a)	1,634,163	91,403	-	1,725,566
Lease liabilities		9,218	-	-	9,218
Derivative financial instruments	10 (a)	-	46,122	-	46,122
Trade payables		451,603	-	-	451,603
Confirming payables		234,385	-	-	234,385
Use of public assets (ii)		22,733	-	-	22,733
Related parties (ii)		3,935	-	-	3,935
		2,356,037	137,525	-	2,493,562

Bookmark

(i) Classified as Other assets in the consolidated balance sheet.

(ii) Classified as Other liabilities in the consolidated balance sheet.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

16 of 25

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(b)      Fair value by hierarchy

Bookmark

				March 31, 2024
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	3,712	3,712
Trade accounts receivables		-	110,598	110,598
Investments in equity instruments (i)		6,326	-	6,326
		6,326	114,310	120,636
Liabilities
Other financial instruments	10 (a)	-	36,390	36,390
Loans and financings designated at fair value (ii)		-	121,681	121,681
		-	158,071	158,071

			December 31, 2023
	Note	Level 1	Level 2	Total
Assets
Other financial instruments	10 (a)	-	7,893	7,893
Trade accounts receivables		-	88,582	88,582
Investment in equity instruments (i)		5,649	-	5,649
		5,649	96,475	102,124
Liabilities
Other financial instruments	10 (a)	-	46,122	46,122
Loans and financings designated at fair value (ii)		-	91,403	91,403
		-	137,525	137,525

(i) To determine the fair value of the investments in equity instruments, the Company uses the share’s quotation as of the last day of the reporting period.

(ii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.

10	Other financial instruments
(a)	Composition

	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy Forward contracts at FVTPL	March 31, 2024
Current assets	3,696	-	-	3,696
Non-current assets	16	-	-	16
Current liabilities	(3,707)	(2,920)	(4,968)	(11,595)
Non-current liabilities	(172)	(18,389)	(6,234)	(24,795)
Other financial instruments, net	(167)	(21,309)	(11,202)	(32,678)

	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy Forward contracts at FVTPL	December 31, 2023
Current assets	7,801	-	-	7,801
Non-current assets	92	-	-	92
Current liabilities	(10,343)	(2,091)	(6,643)	(19,077)
Non-current liabilities	(150)	(17,474)	(9,421)	(27,045)
Other financial instruments, net	(2,600)	(19,565)	(16,064)	(38,229)

ookmar

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

17 of 25

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Derivative financial instruments: Fair value by strategy

bookmark

			March 31, 2024	December 31, 2023
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	222,145	263	209,951	(3,175)
			263		(3,175)
Sales of zinc at a fixed price
Zinc forward	ton	11,322	(46)	7,233	1,026
			(46)		1,026
Interest rate risk
IPCA vs. CDI	BRL	100,000	(396)	100,000	(451)
EUR vs. CDI	USD	26,000	12
			(384)		(451)

			(167)	(2,600)

(c)	Derivative financial instruments: Changes in fair value – At the end of each period

Strategy	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized (loss gain
Mismatches of quotational periods	1,761	(1,256)	(13)	-	(118)	(3,064)
Sales of zinc at a fixed price	-	(1,069)	-	-	-	3
Interest rate risk – IPCA vs. CDI	-	-	-	10	-	(33)
Interest rate risk – IPCA vs. EUR	-	-	-	12	-	-
March 31, 2024	1,761	(2,325)	(13)	22	(118)	(3,094)

March 31, 2023	9,222	(5,547)	(270)	174	843	(1,833)

B

(d)	Energy forward contracts

bookmark

	March 31, 2024	March 31, 2023	Notional March 31, 2024	Notional March 31, 2023
Balance at the beginning of the period	(16,064)	-	-	-
Changes in fair value	4,399	-	-	-
Foreign exchanges effects	463	-	-	-
Energy forward contracts (Megawatts)	-	-	631,584	-
Balance at the end of the period	(11,202)	-	631,584	-

(e)	Offtake agreement measured at FVTPL: Changes in fair value

bookmark

	March 31, 2024	March 31, 2023	Notional March 31, 2024	Notional March 31, 2023
Balance at the beginning of the period	(19,565)	(21,832)	27,562	30,810
Changes in fair value	(1,813)	(13,389)	-	-
Deliveries of copper concentrates (i)	-	-	(1,395)	-
Price cap realized (ii)	69	-	-	-
Balance at the end of the period	(21,309)	(35,221)	26,167	30,810

(i) On January 25, 2022, the Company signed an offtake agreement with an Offtaker to sell 100% of the copper concentrate produced by Aripuanã for 5 years, and a possible contract extension is defined in the case of not delivering the scheduled volumes along the contract period, which the transaction price is the lower of current market prices or a price cap. In June 2023, the Company began with the deliveries of copper concentrates concerning the offtake agreement mentioned above.

(ii) In March 2024, there were sales with the copper price higher than the price cap, therefore resulting in the reduction of the financial instrument liability for this sale and the revenue recognition according to its fair value.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

18 of 25

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

11	Inventory
(a)	Composition

bookmark

	March 31, 2024	December 31, 2023
Finished products	93,949	97,396
Semi-finished products	97,426	90,220
Raw materials	76,806	69,439
Auxiliary materials and consumables	115,263	121,126
Inventory provisions	(32,160)	(38,510)
	351,284	339,671

12	Assets and liabilities of disposal group classified as held for sale

In connection with operational optimization and assessment of strategic alternatives related to the Morro Agudo CGU (classified within the mining segment operation), on April 5, 2024, Nexa signed a sale and purchase agreement, to sell Morro Agudo and Ambrosia mines (Morro Agudo CGU) without any greenfield project, for a total purchase price of BRL 80,000 (approximately USD 16,012), plus a price adjustment regarding inventories of limestones that will comprise the assets sold.

The acquisition includes surface and mining rights, property, plant and equipment, and inventory related to the Morro Agudo CGU. Additionally, the buyer will be responsible for executing the future mine closure, which includes decommissioning all tailing storage facilities, and implementing an environmental remediation plan, if applicable. The closing of this transaction is expected to occur within the next quarter following the fulfilment of customary closing conditions, including a corporate restructuring of the assets comprising the Morro Agudo CGU.

Considering that the entire long-lived assets related to Morro Agudo CGU were impaired at December 31, 2023, Nexa updated its impairment test based on the consideration to be received and recognized the impairment reversal in the amount of USD 16,216 (refer to note 18 for further information on the long-lived assets impairment test) at March 31, 2024.

Additionally, the Company has initiated a structured process to sell a non-operational Peruvian subsidiary, Minera Pampa Cobre S.A.C (owner of the asset Chapi mine). The sale is expected to be finalized within a year.

As a result, the fair value of the assets and liabilities expected to be transferred in the transaction (disposal group) are presented as held for sale in the balance sheet on these condensed consolidated interim financial statements.

	Morro Agudo CGU	Mineira Pampa Cobre S.A.C	March 31, 2024	December 31, 2023
Assets
Inventory	5,831	-	5,831	-
Deferred income tax	2,387	-	2,387	-
Other assets	5,534	3,920	9,454	-
Property, plant and equipment	16,084	-	16,084	-
Total assets - Held for sale	29,836	3,920	33,756	-

Liabilities
Asset retirement obligations	(16,088)	(9,436)	(25,524)	-
Environmental obligations	(205)	-	(205)	-
Tax liabilities	-	(55)	(55)	-
Total liabilities - Held for sale	(16,293)	(9,491)	(25,784)	-
Net assets and (liabilities) – Held for sale	13,543	(5,571)	7,972	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

19 of 25

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

13	Property, plant and equipment
(a)	Changes in the three months ended on March 31

bookmark

							March 31, 2024	March 31,2023
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (i)	Other	Total	Total
Balance at the beginning of the period
Cost	1,710,083	2,896,565	512,925	219,449	215,913	44,601	5,599,536	5,135,969
Accumulated depreciation and impairment	(795,717)	(2,048,145)	(67,485)	(139,088)	(94,153)	(16,334)	(3,160,922)	(2,840,694)
Balance at the beginning of the period	914,366	848,420	445,440	80,361	121,760	28,267	2,438,614	2,295,275
Additions	-	257	74,148	832	-	3	75,240	56,514
Disposals and write-offs	-	(195)	(13)	-	-	(52)	(260)	(264)
Depreciation	(24,946)	(29,827)	-	(1,400)	(193)	(349)	(56,715)	(52,565)
Impairment reversal of long-lived assets - note 18	5,252	7,460	1,450	2,368	-	689	17,219	-
Classified as assets held for sale – note 12	(5,252)	(7,460)	(499)	(2,368)	-	(637)	(16,216)	-
Foreign exchange effects	(21,733)	(19,000)	(6,430)	(2,194)	(444)	(623)	(50,424)	40,849
Transfers	92,261	18,921	(111,388)	-	-	206	-	82
Remeasurement	-	-	-	1,999	-	-	1,999	(7,376)
Balance at the end of the period	959,948	818,576	402,708	79,598	121,123	27,504	2,409,457	2,332,515
Cost	1,729,110	2,839,673	471,858	207,659	215,330	40,737	5,504,367	5,238,811
Accumulated depreciation and impairment	(769,162)	(2,021,097)	(69,150)	(128,061)	(94,207)	(13,233)	(3,094,910)	(2,906,296)
Balance at the end of the period	959,948	818,576	402,708	79,598	121,123	27,504	2,409,457	2,332,515

Average annual depreciation rates %	4	9	-	UoP	UoP

(i) Only the amounts of the operating unit Atacocha are being depreciated under the UoP method.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

20 of 25

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

14	Intangible assets
(a)	Changes in the three months ended on March 31
				March 31, 2024	March 31, 2023
	Goodwill	Rights to use natural resources	Other	Total	Total
Balance at the beginning of the period
Cost	630,787	1,859,147	53,865	2,543,799	2,532,169
Accumulated amortization and impairment	(323,675)	(1,279,596)	(31,249)	(1,634,520)	(1,515,242)
Balance at the beginning of the period	307,112	579,551	22,616	909,279	1,016,927
Additions	-	-	879	879	-
Amortization	-	(13,434)	(747)	(14,181)	(18,442)
Foreign exchange effects	(255)	(2,232)	(655)	(3,142)	2,598
Transfers	-	-	-	-	33
Balance at the end of the period	306,857	563,885	22,093	892,835	1,001,116
Cost	320,107	1,856,687	53,110	2,229,904	2,535,028
Accumulated amortization and impairment	(13,250)	(1,292,802)	(31,017)	(1,337,069)	(1,533,912)
Balance at the end of the period	306,857	563,885	22,093	892,835	1,001,116

15	Loans and financings
(a)	Composition

bookmark

					Total		Fair value
				March 31, 2024	December 31,2023	March 31, 2024	December 31,2023
Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pre-USD 5.84%	19,804	1,194,559	1,214,363	1,212,554	1,207,330	1,207,918
BNDES	TJLP + 2.82% SELIC + 3.10% TLP - IPCA + 5.47%	27,933	168,610	196,543	208,947	180,597	187,796
Export Credit notes	SOFR + 1.80% 134.20% CDI SOFR TERM + 2.50% SOFR + 2.40%	51,692	180,693	232,385	237,862	231,626	237,791
Other		31,887	65,057	96,944	66,203	96,300	64,497
		131,316	1,608,919	1,740,235	1,725,566	1.715,853	1,698,002
Current portion of long-term loans and financings (principal)		105,269
Interest on loans and financings		26,047

(b)	Changes in the three months ended on March 31

bookmark

	March 31, 2024	March 31, 2023
Balance at the beginning of the period	1,725,566	1,669,259
New loans and financings – note 1 (a)	30,244	-
Interest accrual	29,092	28,972
Amortization of debt issue costs	603	582
Changes in fair value of financing liabilities related to changes in the Company's own credit risk	596	(506)
Changes in fair value of loans and financings - note 7	3,304	(62)
Debt modification gain – note 15 (d)	(3,142)	-
Payments of loans and financings	(7,042)	(5,601)
Foreign exchange effects	(7,949)	8,114
Interest paid on loans and financings	(31,037)	(31,785)
Balance at the end of the period	1,740,235	1,668,973

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

21 of 25

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(c)	Maturity profile
							March 31, 2024
	2024	2025	2026	2027	2028	As from 2029	Total
Eurobonds – USD (i)	20,348	(2,200)	(2,270)	698,567	499,918	-	1,214,363
BNDES	21,401	26,127	23,108	14,050	14,052	97,805	196,543
Export credit notes	1,126	50,246	(446)	89,541	(466)	92,384	232,385
Other	31,550	1,348	2,340	2,340	52,344	7,022	96,944
	74,425	75,521	22,732	804,498	565,848	197,211	1,740,235

(i)The negative balances refer to related funding costs (fee) amortization.

(d)	Export Credit Note rollover

In March 2024, the Company renegotiated a term loan with a principal amount of USD 90,000, maturing in October 2024, and with a cost based on the three-month term SOFR (“Secured Overnight Financing Rate”) plus 1.80% basis points (“bps”). The renegotiated debt with the same counterparty has a maturity of February 2029 and a cost of three-month term SOFR plus 2.40% bps. This transaction has been accounted for as debt modification, and a gain of USD 3,142 has been recognized in finance income.

(e)	New Credit Line Agreement

The Company, through one of its subsidiaries, entered into a new credit line agreement of R$ 200,000 million, or approximately USD 40,030, with the Brazilian Economic and Social Bank (“BNDES”). This agreement, part of the "BNDES ESG Credit" program, aims to support the implementation of sustainable practices and is directly linked to the continuous improvement of the Company's environmental and social indicators.

The disbursement will depend on BNDES´ analysis of all Company documentation related to the operation, which the Company expects will occur over the year. After the disbursement, the loan will mature in 72 consecutive installments, with an annual interest rate of IPCA + 7.25%, which can improve by 0.4% if ESG goals are achieved, otherwise the rate is increased by 1%.

(f)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in the year ended on March 31, 2024.

As of March 31, 2024, the Company was in compliance with all its financial covenants, as well as other qualitative covenants.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

22 of 25

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

16	Asset retirement, restoration and environmental obligations
(a)	Changes in the three months ended on March 31

bookmark

				March 31, 2024	March 31, 2023
	Asset retirement obligations	Environmental obligations	Other restoration obligations (iii)	Total	Total
Balance at the beginning of the period	253,533	54,265	7,121	314,919	266,319
Additions (ii)	3,034	300	-	3,334	1,280
Payments	(658)	(654)	-	(1,312)	(1,540)
Classified as liabilities associated with assets held for sale – note 12	(25,656)	(207)	-	(25,863)	-
Foreign exchange effects	(3,841)	(1,683)	(232)	(5,756)	3,888
Interest accrual - note 10	5,799	919	-	6,718	6,254
Remeasurement - discount rate (i) / (ii)	2,422	312	1,354	4,088	(8,493)
Balance at the end of the period	234,633	53,252	8,243	296,128	267,708
Current liabilities	27,484	10,238	2,301	40,023	23,435
Non-current liabilities	207,149	43,014	5,942	256,105	244,273

(i) As of March 31, 2024, the credit risk-adjusted rate used for Peru was between 11.05% and 14.65% (December 31, 2023: 10.86% and 12.52%) and for Brazil was between 6.67% and 9.17% (December 31, 2023: 6.94% and 11.11%). As of March 31, 2023, the credit risk-adjusted rate used for Peru was between 11.13% and 12.21% (December 31, 2022: 10.92% and 12.04%) and for Brazil was between 8.39% and 9.07% (December 31, 2022: 8.22% and 8.61%).

17	Long-term commitments
(a)	Projects evaluation

As part of NEXA’s activities for the execution of certain greenfield projects, the Company has agreed, with the Peruvian Government, to minimum investment levels in the Magistral Project. On February 8, 2024, the Peruvian Government agreed to postpone this commitment from September 2024 to August 2028. As of March 31, 2024, the unexecuted minimum investment commitment was USD 323,000, and if not completed by August 2028, the potential penalty exposure could be USD 97,029.

In addition, Nexa has requested for the Modification of the Environmental Impact Assessment (MEIA) for the Magistral Project. This request is still being evaluated by the competent environmental authority (SENACE); however, the Peruvian Water Authority (ANA) has raised unfavorable observations in relation to Nexa’s request for the MEIA. The final decision from SENACE is still pending and the Company expects to receive an answer in the following weeks. The granting or denial of this environmental permit is relevant and could impact the assessment of the project’s economic feasibility and technical development, as well as the assessment of the recoverability of its assets.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Environmental Guarantee for Dams

On December 30, 2023, the Decree 48,747 of 2023 of Minas Gerais State was published, which regulates the need for an environmental guarantee, provided for in Law 23,291, of February 25, 2019 State Policy for Dam Safety, to guarantee environmental recovery in the event of an accident or deactivation of the dams. According to the Decree, the environmental guarantee is applicable to all dams that present the characteristics established by the law. The Company estimates a guarantee need of approximately USD 26,437 (BRL 132,083) for all structures in the state of Minas Gerais which was calculated based on a methodology specified by the Decree itself, which takes into account the reservoir area, a cost factor related to the decommissioning of dams, and considerations about risk classification of the dam and inflation for the period. The Company had until March 28, 2024, to submit a proposal, however a new Decree 48,795 of 2024 of Minas Gerais State was published postponing the deadline to submit a proposal until June 28, 2024. The Company may choose the following methods for such environmental guarantee: (i) cash deposit; (ii) Bank Deposit certificate-CDB; (iii) bank guarantee; and (iv) guarantee insurance. The Company expects to be in a position to do so by December 31, 2024, when the Company will have to contract 50% of the guarantee chosen, 25% must be contracted by December 31, 2025, and 25% by the end of 2026.

18	Impairment of long-lived assets

According to NEXA’s policy, the Company assesses at each reporting date, whether there are indicators that the carrying amount of an asset or CGU may not be recovered or a previously recorded impairment should be reversed. If any indicator exists, the Company estimates the assets or CGU’s recoverable amount.

In 1Q24, Nexa’s management continued to analyze possible alternatives for the Morro Agudo CGU, and during the quarter a binding sale offer was received from a third party for the CGU (as further described in Note 12). Management identified this information as an impairment reversal indicator, which triggered an impairment assessment, as the CGU long-lived assets were totally impaired according to the impairment evaluation performed during 2023. The sale and purchase agreement was entered into subsequently on April 5, 2024.

For the calculation the Company considered the most recent negotiation with the third party, to calculate the fair value less cost of disposal, taking into consideration the sales price and other obligations defined in the offer.

The impairment assessment resulted in the recognition of an impairment reversal of USD 16,216 in the Morro Agudo CGU.

In addition, there was an impairment reversal of USD 1,003 regarding other individual assets mainly related to “Assets and projects under construction”. In summary, Nexa recognized a total impairment reversal of USD 17,219 (after-tax USD 12,170). As of March 31, 2024, and 2023, no other impairment indicator or reversal was identified.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three-months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

19	Events after the reporting period
(a)	Debentures issued by Nexa Recursos Minerais S.A.

On April 2, 2024, Nexa BR concluded a debenture issuance, in the amount of BRL 650,000 (approximately USD 130,099), with an annual interest rate of CDI plus 1.50% p.a., for a 6-year term with semi-annual payments. The debenture was issued under the "Private Instrument of Indenture of the 1st (First) Issuance of Simple Debentures” and submitted for registration with the Brazilian Securities Commission ("CVM") under the automatic distribution registration procedure, pursuant to CVM Resolution 160. The Debenture is characterized as “ESG-linked debentures”, as the Company will have an option of redemption or amortization premium in case it meets certain agreed upon ESG goals.

ESG goals for debentures will be assessed in cases of an option that will be enabled on April 1, 2026, related to the early redemption of the integral notes or extraordinary amortization, where the premium paid in the anticipated redemption or amortization will be reduced if Nexa reaches the greenhouse gas emission reduction percentages established in Nexa’s ESG goals framework, for the years 2025 to 2028.

(b)	Bond issuance and tender offers for 2027 and 2028 notes

On April 9, 2024, the Company concluded a bond offering in the amount of USD 600,000, for a period of 10 years, at an interest rate of 6.75% per year, and used the proceeds to repurchase part of its 2027 and 2028 notes in a concurrent tender offer.

On April 10, 2024, the Company repurchased an aggregate principal amount of USD 484,504, or 69.2% of the outstanding principal amount of the 2027 Notes in a tender offer for any and all of its outstanding 2027 Notes. On April 15, 2024, the Company repurchased an aggregate principal amount of USD 99,499 or 19.9% of the outstanding principal amount of the 2028 Notes in a tender offer for a portion of its 2028 Notes.

A principal amount of USD 215,496 of the 2027 Notes, and USD 400,501 of the 2028 Notes remain outstanding.

*.*.*

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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